UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

________________________

FORM SD
Specialized Disclosure Report

BRUNSWICK CORPORATION

(Exact Name of Registrant Specified in Charter)

Delaware	001-01043	36-0848180
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 N. Field Court Lake Forest, Illinois	60045-4811
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (847) 735-4700

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01.                      Conflict Minerals Disclosure and Report

Brunswick Corporation (Brunswick) determined that tin, tantalum, tungsten and/or gold (Conflict Minerals) were necessary for the production or functionality of products manufactured or contracted for manufacture by Brunswick during the year ended December 31, 2014 and is subject to reporting under Section 1502 (b) of the Dodd-Frank Act, and SEC Rule 13p-1, Item 1.01(b). Brunswick therefore conducted a good faith reasonable country of origin inquiry (RCOI) regarding the applicable Conflict Minerals to assess whether they originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (the Conflict Region). As Brunswick continues to review the results from its RCOI, Brunswick has reason to believe that certain of its necessary Conflict Minerals originated, or may have originated, in the Conflict Region and are not from recycled or scrap sources. These Conflict Minerals were subject to the exercise of due diligence by Brunswick as described in the Conflict Minerals Report attached as an exhibit hereto.

Published Results

A copy of this Form SD and attached Conflict Minerals Report in accordance with Rule 12b-12 (17 CFR 240.12b-12) may be found on our website at www.brunswick.com/company/governance/policies.php.

Item 1.02.                      Exhibit

Brunswick has filed, as an exhibit to this Form SD, the Conflict Minerals Report for the year ended December 31, 2014 as required by Item 1.01 and 1.02 of this Form.

Item 2.01.                    Exhibits

Exhibit No.                    Description of Exhibit

1.01	Conflict Minerals Report for the year ended December 31, 2014 as required by Items 1.01 and 1.02 of this Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRUNSWICK CORPORATION

Date: May 26, 2015	By:	/s/ CHRISTOPHER F. DEKKER
Christopher F. Dekker
Vice President, General Counsel & Secretary

EXHIBIT INDEX:

Exhibit No.	Description of Exhibit

1.01	Conflict Minerals Report for the year ended December 31, 2014 as required by Items 1.01 and 1.02 of this Form.